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SEC Mail Processing Section
MAR 01 2010
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SECUR... ION

ANN... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1851 EAST FIRST STREET SUITE 150
(No. and Street)

SANTA ANA (City) CA (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY TICKEL 714-836-5571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYNIE & COMPANY
(Name – *if individual, state last, first, middle name*)

1221 N. Mineral Ave. Suite 202 (Address), LITTLETON (City), CO (State) 80120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/8

OATH OR AFFIRMATION

I, LAWRENCE SINGLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL FINANCIAL GROUP, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MARIE RUSSELL
Commission # 1756477
Notary Public - California
Orange County
My Comm. Expires Jul 12, 2011

[signature]
Signature

PRESIDENT/CEO
Title

Kathleen Marie Russell
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Santa Ana, California

We have audited the accompanying balance sheets of MCL Financial Group, Inc. as of December 31, 2009 and 2008, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2009 and 2008 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 25, 2010

MCL Financial Group, Inc.
Balance Sheets
December 31, 2009 and 2008

	2009	2008
Current Assets		
Cash	$ 216,381	$ 513,946
Restricted cash	5,359	5,359
Trade accounts receivable	123,204	527,607
Prepaid expenses	18,489	50,437
Total Current Assets	$ 363,433	$1,097,349
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	244,183	529,102
Income tax payable	-	3,747
Deferred revenue	-	98,000
Total Current Liabilities	244,183	630,849
Stockholder's Equity		
Common stock, no par value:		
Authorized 5,000 shares; issued and outstanding 250 shares	54,384	54,384
Additional paid-in capital	425,000	325,000
Retained earnings (deficit)	(360,134)	87,116
Total Stockholder's Equity	119,250	466,500
Total Liabilities and Stockholder's Equity	$ 363,433	$1,097,349

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissons	$ 3,225,420	$ 6,425,396
Total Revenues	3,225,420	6,425,396
Expenses		
Commissions and wages	2,490,626	4,987,206
Interest	75	-
Other operating	1,181,969	1,423,722
Income taxes	-	3,747
Total Expenses	3,672,670	6,414,675
Net Income (Loss)	$ (447,250)	$ 10,721

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net income (loss)	$ (447,250)	$ 10,721
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Trade accounts receivable	404,403	(26,774)
Prepaid Expenses	31,948	(15,068)
Accounts payable and accrued expenses	(284,919)	(98,895)
Income taxes payable	(3,747)	3,747
Deferred Revenue	(98,000)	-
Net Cash Used by Operating Activities	(397,565)	(126,269)
Cash Flows From Financing Activities		
Proceeds from the contribution of additional capital	100,000	-
Net Cash Provided by Financing Activities	100,000	-
Net Decrease in Cash	(297,565)	(126,269)
Cash at Beginning of the Year	519,305	547,575
Cash at End of the Year	$ 221,740	$ 421,306
Presented on balance sheet as:		
Cash and cash equivalents	216,381	513,946
Restricted cash	5,359	5,359
	$ 221,740	$ 519,305
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 75	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock Authorized	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balance December 31, 2007	5,000	250	$ 54,384	$325,000	$ 76,395	$455,779
Net income	-	-	-	-	10,721	10,721
Balance December 31, 2008	5,000	250	54,384	325,000	87,116	466,500
Additional paid in capital	-	-	-	100,000	-	100,000
Net income	-	-	-	-	(447,250)	(447,250)
Balance December 31, 2009	5,000	250	$ 54,384	$425,000	$ (360,134)	$119,250

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Notes to Financial Statements
December 31, 2009 and 2008

1. Organization and Significant Accounting Policies

Organization and Nature of Business
MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation (LCC) on a fully disclosed basis. The Company's agreement with LCC provides that, as clearing broker, LCC will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to LCC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

The Company is a wholly owned subsidiary of MCL Holding, Inc. (Holding).

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash
In order to meet its minimum cash requirements, the Company has balances of $5,359 and $5,359 in a cash account with its clearing broker as of December 31, 2009 and 2008, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

MCL Financial Group, Inc.
Notes to Financial Statements (continued)
December 31, 2009 and 2008

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

The Company files a consolidated tax return with Holding. Taxes are allocated between the Corporations based on the net income (loss) of each entity. For the years ended December 31, 2009 and 2008, the Company had net taxable income of approximately $-0- and $87,836, respectively. The provision for income taxes for the years ended December 31, 2009 and 2008 was $-0- and $3,747, respectively. As of December 31, 2009, the deferred tax asset related to the net operating loss of $447,250 was fully reserved by a valuation allowance due to the uncertainty of the Company generating future taxable income. This carry forward expires in 2029.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2008	$ 283,362	$ 42,058	$ 630,849	2.23 to 1
December 31, 2009	$ 86,821	$ 16,280	$ 244,183	2.81 to 1

4. Related Party Transactions

The Company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by the shareholders of the Company. The Company paid Holding management fees of $509,300 and $540,000 for the years ended December 31, 2009 and 2008, respectively. These fees include use of the facilities, equipment and Holding personnel. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2009 and 2008, the Company paid additional fees to Holding in the amount of $300,253 and $550,277, respectively. The Company periodically makes additional payments to Holding. These payments are discretionary in nature.

The Company has entered into an agreement with STI Group for reimbursement of certain expenses incurred for the benefit of the Company. STI Group is owned by the owners of MCL Holding and the Company. During 2009, the Company reimbursed STI Group $51,192 in expenses. During 2008, the Company reimbursed STI Group $73,701 in expenses.

5. Concentrations of Risk

General Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (34 in 2009 and 37 in 2008). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

5. Concentrations of Risk (continued)

The following represent concentrations in revenue based on investment products sold by the Company for the year ended December 31:

	2009		2008
Asset management fees	18%	Tenants-in-common	13%
Energy	20%	Asset management fees	13%
Limited Liability Companies	28%	Energy	25%
REITs	12%	Limited Liability Companies	18%
		REITs	12%

The following summarizes revenue concentrations based on products offered by the noted investment families for the year ended December 31:

	2009		2008
Family A	18%	Family C	12%
Family B	13%	Family D	10%

Following is a summary of revenue concentrations by location for the year ended December 31, 2009:

Location	2009	Location	2008
A	27%	A	43%
B	36%	B	37%
C	12%		
Total	0%		0%

Credit Risk
At December 31, 2009 and 2008, the Company's bank balances exceeded the insured limits by $0 and $263,946, respectively. Management believes that this financial institution is financially sound and the risk of loss is minimal.

6. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. While the ultimate outcome of these matters is not presently determinable, it is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company. The Company is investigating the claims against it and intends to vigorously defend this action. Losses associated with this litigation cannot be estimated at this time.

7. Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2009 through February 25, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2009 and 2008

	2009	2008
Net Capital		
Total stockholder's equity	$ 119,250	$ 466,500
Deductions		
Fees receivable	(13,940)	(132,701)
Other assets	(18,489)	(50,437)
Total Deductions	(32,429)	(183,138)
Total Net Capital	$ 86,821	$ 283,362
Aggregate Indebtedness		
Payables and accruals	$ 244,183	$ 630,849
Income taxes payable	-	-
Other accrued liabilities	-	-
Total Aggregate Indebtedness	$ 244,183	$ 630,849
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 16,280	$ 42,058
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 16,280	$ 42,058
Capital in excess(deficit) of required minimum	$ 70,541	$ 241,304
Ratio of aggregate indebtedness to net capital	2.81	2.23

Reconciliation with Company's computation included in Part II of Form X-17a-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 104,626	$ 287,109
Add: Commissions revenue adjustment	1,100	-
Less: Commissions, accounts payable, accrued expenses and income taxes payable	(18,905)	(3,747)
Net capital per above	$ 86,821	$ 283,362

MCL Financial Group, Inc.
December 31, 2009 and 2008

Determination of Reserve Requirements Under Rule 15c-3
December 31, 2009 and 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c-3-3
December 31, 2009 and 2008

The Company is exempt from Rule 15c3-3(k)(2)(ii) as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision..

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Santa Ana, California

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 25, 2010

Haynie &
Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of MCL Financial Group, Inc.
1851 East First Street, Suite 150
Santa Ana, California 92705

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by MCL Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating MCL Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MCL Financial Group, Inc.'s management is responsible for the MCL Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-I 7A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 15, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049325 FINRA DEC
MCL FINANCIAL GROUP INC 16*16
1851 EAST FIRST ST STE150
SANTA ANA CA 92705

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Tickel 714-836-5571 x243

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 900

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (301)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 599

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 599

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 599

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCL FINANCIAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

LAWRENCE SINGLETON
(Authorized Signature)

PRESIDENT
(Title)

Dated the 23 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,341,752
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	Ø
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	245,341
(2) Revenues from commodity transactions.	1,846
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,176
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,728,239

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		
Total deductions		Ø
2d. SIPC Net Operating Revenues		$ 360,150
2e. General Assessment @ .0025		$ 900

(to page 1 but not less than $150 minimum)

MCL Financial Group, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2009 and 2008